VoiceInterop, Inc.

8000 N Federal Hwy., #100, Boca Raton, FL 33487

July 15, 2019

Robert Shapiro

Senior Staff Accountant

Securities and Exchange Commission

100 “F” Street, NE

Mail Stop 4561

Washington, DC 20549

Re:

VoiceInterop, Inc.

Registration Statement on Form S-1

Filed May 13, 2019

File No. 333-231420

Dear Mr. Shapiro:

VoiceInterop, Inc. (the “Company” or “VoiceInterop”) is in receipt of the comment letter, dated June 7, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the Company’s Registration Statement on Form S-1 filed May 13, 2019 (the “Registration Statement”).

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in italics bold-face type below, followed by the Company’s responses.

Form S-1 filed on May 13, 2019

Cover Page

1. Revise to disclose the number of shares being offered by the selling shareholders.

Response:

Effective on July 1, 2019, Larry Reid, our CEO and a Director (“Mr. Reid”), and the Company mutually agreed to rescind the transaction in which 6,000,000 shares of the Company’s common stock are issued to Mr. Reid (subject to the effectiveness of registration statement).  Accordingly, we have updated registration statement to reflect this transaction.  We note that footnote 1 on the cover page of Amendment No. 1 to Registration Statement states that 650,000 shares are being registered for resale by the Selling Shareholders.

2. You state that immediately following the distribution of all the shares of VoiceInterop held by Cleartronic, Cleartronic shareholders will hold 72% of the outstanding shares of common stock of VoiceInterop. The disclosure on pages 3 and 13 indicates that VoiceInterop is "a wholly-owned subsidiary of Cleartronic." Please reconcile.

Response:

As of today’s date, Cleartronic is the sole shareholder of VoiceInterop.   The disclosure on page 3 and 13 which states that VoiceInterop is a wholly-owned subsidiary of Cleartronic, Inc. is correct.

In connection with the Spin-Off, Cleartronic will distribute 17,697,448 shares of VoiceInterop’s common stock to holders of Cleartronic’s common stock, Series C preferred shares and Series D preferred shares.  Additionally, after the registration statement is declared effective, VoiceInterop will issue an aggregate of 650,000 shares of its common stock to six shareholders, which will be registered for resale.  Therefore, VoiceInterop will have an aggregate of 18,347,448 shares issued and outstanding after the Spin-Off is completed.

After the Spin-Off is completed, the former Cleartronic shareholders will own 96.5% of the issued and outstanding shares of VoiceInterop, which is calculated as follows:

Number of shares distributed to former Cleartronic shareholders in the Spin-Off divided by total shares of VoiceInterop’s common stock issued and outstanding after the Spin-Off is completed.  17,697,448/18,347,448 = 96.5%.

Prospectus Summary, page 3

3. You state on page 4 that the shares received in the spin-off are taxable as a dividend.  However, on page 15, under "Important Federal Income Tax Consequences" you state that the spin-off "may or may not be tax-free for Cleartronic shareholders." Please reconcile.

Response:

We have revised the disclosure on page 15 to state that the shares received in the Spin-Off are taxable as a dividend.

Risk Factors

Because of the amount of our common stock owned by three persons, page 11

4. You indicate here that three persons, consisting of your officers and directors, will hold approximately 6 million shares after the spin-off. However you indicate in your beneficial ownership table on page 35 that Larry Reid, the CEO will alone hold approximately 6.78 million shares, while the other officers and directors will not have any holdings. Please reconcile.

Response:

After the Spin-Off is completed, Mr. Reid will own an aggregate of 540,319 shares of the Company’s common stock.   The two other directors, Brian Neill and Ronald M. George will not own any shares of the Company’s common stock. We have updated the disclosure in the risk factor on page 11 to indicate that Mr. Reid will hold an aggregate 540,319 shares after the Spin-Off is completed.

Capitalization, page 20

5. Please clarify in note (2) the purpose of the adjustment to eliminate the $68,000 due to unrelated third parties.

Response:

The purpose of the elimination of the $68,000 to equity is to show the consideration received for the sale of 600,000 shares of VoiceInterop’s common stock for cash from a liability to equity upon the effectiveness of the registration statement and the removal of the last contingency for the stock issuance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

6. Please discuss, in quantified detail, the anticipated impact on your future results of operations as a result of the issuance of 6 million shares of your common stock to Larry Reid, your CEO and 50,000 shares to Thomas Mahoney for services rendered, both of which we note are subject to the effectiveness of the registration statement. Please also explain to us how you will account for the share issuances including the valuation assigned to the shares and the timing of your expense recognition.

Response:

As noted in Question 1, the Company and Mr. Reid have mutually agreed to rescind the transaction in which 6,000,000 shares of the Company’s common stock are issued to Mr. Reid.  The 50,000 shares of the Company’s common stock to be issued to Mr. Mahoney will be fair valued on the vesting date, which is the date the registration statement is declared effective.  The expense associated with this issuance will immediately reduce net income.  We expect the shares to be valued at a recent cash offering price of $.10 per share or $5,000.

7. Please refer to the agreement between Cleartronic and VoiceIntrop relating to the Spin-Off, disclosed on page 40. It appears under the terms of this agreement, VoiceIntrop will assume, fulfill and/or indemnify Cleartronic for all liabilities reflected in the most recent Cleartronic Inc. balance sheet. If so, please fully discuss in quantified detail in your MD&A and advise us. It would also be necessary to give pro forma effect to the assumption of the Cleartronic liabilities in a column alongside your most recent historic balance sheet and in the Capitalization table on page 20.

Response:

VoiceInterop has an obligation to indemnify Cleartronic for any VoiceInterop liabilities that remain on the Cleartronic balance sheet after the Spin-Off is completed.   As of this date, we do not expect any VoiceInterop liabilities to remain on Cleartronic’s balance sheet, so the exposure is minimal. The VoiceInterop liabilities that exist as of the most recent balance sheet date are included on the unaudited balance sheet and no additional liabilities exist.

Management, page 31

8. You state here that Larry Reid is the "sole Director of VoiceInterop," although you also include Ronald George and Brian Neil as directors. Please reconcile.

Response:

We have revised the disclosure to state that there are three directors of VoiceInterop.

Security Ownership of Certain Beneficial Owners and Management, page 35

9. We note your note 1 to the beneficial ownership table indicating that 5,387,930 shares of Larry Reid's holdings post spin-off "may be acquired by converting 1,077,586 of Convertible Preferred stock." Please reconcile that disclosure with the statement that you agreed to issue 6 million shares to Larry Reid subject to the effectiveness of this registration statement. Also the reference to preferred stock in the footnote is confusing as your disclosure on page 37 indicates that there will be no shares of preferred stock outstanding following the spin-off. Please clarify.

Response:

We have revised the disclosure in the beneficial ownership table to reflect ownership of VoiceInterop’s common stock after the Spin-Off is completed.   As of today’s date, Mr. Reid owns 5,016,325 shares of the Company’s common stock and 437,586 shares of the Company’s Series C preferred stock.  Pursuant the Spin-Off Ratios described in the Registration Statement, Mr. Reid will own an aggregate 540,319 shares of VoiceInterop’s common stock after the Spin-Off is completed.  The calculation is set forth below:

- 5,016,325 shares of Cleartronic’s common stock x .075 Spin-Off Ratio for Common Stock =  376,224 shares of VoiceInterop common stock;

- 437,586 shares of Cleartronic’s Series C preferred stock x .375 Spin-Off Ratio for Class C Stock = 164,095 shares of VoiceInterop common stock;

- Total: 376,224 + 164,095 = 540,319 shares of VoiceInterop common stock owned by Mr. Reid after the Spin-Off is completed.

Recent Sales of Unregistered Securities, page 44

10. Please file as exhibits the agreements underlying the unregistered sales that are being registered for resale.

Response:

We have filed subscription agreements for the six selling shareholders as Exhibits 10.1 through 10.5.

 Statements for the Years Ended September 30, 2018 and 2017  Statements of Cash Flows for the Years Ended September 30, 2017 and 2016, page F-4

11. Please revise the periods identified in the heading to align with the years covered by your financial statements.

Response:

We have updated the heading and financial statements for the correct periods.

General

12. Please update your financial statements for the period ended March 31, 2019 in accordance with Rule 8-08 of Regulation S-X.

Response:

We have updated the financial statements to include the period ended March 31, 2019 in accordance with Rule 8-08 of Regulation S-X.

If you have any questions or comments in connection with this matter, please contact me at (561) 804-4408.

Very truly yours,

/s/ Larry Reid

Larry Reid

Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

cc: Laura M. Holm